Exhibit 99.2

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND JUNE 30, 2022

	December 31,	June 30,
	2022	2022
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	26,320,994	18,849,049
Restricted cash	-	598,402
Accounts receivable, net	11,590,208	18,069,511
Prepayments, other receivables and other current assets	455,074	927,987
Inventory	6,222,507	9,819,633
Total current assets	44,588,783	48,264,582
Non-current assets:
Property, plant and equipment, net	10,022,811	10,813,200
Right-of-use assets, net	3,581,252	4,076,816
Intangible assets, net	367,018	432,972
Deferred tax assets, net	301,953	313,315
Other non-current assets	2,709,603	2,108,914
Total non-current assets	16,982,637	17,745,217
Total Assets	61,571,420	66,009,799

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Bank borrowings	13,531,414	15,813,022
Lease obligation – current	512,766	772,534
Accounts payable	4,298,581	5,665,636
Other payables and accrued liabilities	2,592,785	3,169,289
Tax payable	554,622	354,352
Total current liabilities	21,490,168	25,774,833

Non-current liabilities:
Lease obligation – non-current	25,069	146,927
Total non-current liabilities	25,069	146,927
Total liabilities	21,515,237	25,921,760

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDER’S EQUITY
Ordinary shares: USD $0.002 par value per share, 250,000,000 authorized as of December 31, 2022 and June 30, 2022; 10,000,000 shares issued and outstanding as of December 31, 2022 and June 30, 2022, respectively*	20,000	20,000
Additional paid-up capital	31,101,897	31,101,897
Statutory reserves	1,106,616	1,029,144
Accumulated other comprehensive income	(1,708,157)	(708,677)
Retained earnings	9,535,827	8,645,675
Total shareholders’ equity	40,056,183	40,088,039
Total liabilities and shareholders’ equity	61,571,420	66,009,799

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

	For the six months ended
	December 31,
	2022	2021

Revenues	26,328,797	35,850,803
Cost of revenues	(20,380,029)	(26,778,609)
Gross Profit	5,948,768	9,072,194

Operating expenses:
Selling and marketing expenses	(2,875,050)	(3,388,016)
General and administrative expenses	(2,447,806)	(2,507,120)
Total operating expenses	(5,322,856)	(5,895,136)

Income from operations	625,912	3,177,058

Other income/ (loss):
Other income	808,378	76,777
Other expenses	(50,692)	(535,935)
Interest expense	(282,979)	(204,377)
	474,707	(663,535)

Income before tax expenses	1,100,619	2,513,523

Income tax expenses	(132,995)	(564,229)

Net income	967,624	1,949,294

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(999,480)	426,993

Total Comprehensive (Loss) Income	(31,856)	2,376,287

Net income per share attributable to ordinary shareholders basic and diluted	0.10	0.19

Weighted average number of ordinary shares used in computing net income per share basic and diluted*	10,000,000	10,000,000

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

					Accumulated
	Ordinary				other
	Share		Additional		comprehensive
	No. of		paid-in	Statutory	income	Retained
	Shares	Amount	capital	Reserve	(loss)	Earnings	Total
		$	$	$	$	$	$
Balance as of July 1, 2021	10,000,000	20,000	17,514,152	733,182	400,056	11,837,448	30,504,838
Appropriations to statutory reserves	-	-	-	465,876	-	(465,876)	-
Foreign currency translation adjustment	-	-	-	-	426,993	-	426,993
Net income	-	-	-	-	-	1,949,294	1,949,294
Balance as of December 31, 2021	10,000,000	20,000	17,514,152	1,199,058	827,049	13,320,866	32,881,125

Balance as of July 1, 2022	10,000,000	20,000	31,101,897	1,029,144	(708,677)	8,645,675	40,088,039
Appropriations to statutory reserves	-	-	-	77,472	-	(77,472)	-
Foreign currency translation adjustment	-	-	-	-	(999,480)	-	(999,480)
Net income	-	-	-	-	-	967,624	967,624
Balance as of December 31, 2022	10,000,000	20,000	31,101,897	1,106,616	(1,708,157)	9,535,827	40,056,183

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

	For the six months ended
	December 31,
	2022	2021
Cash Flows from Operating Activities:
Net income	967,624	1,949,294
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	852,621	794,894
Impairment of inventories	50,691	220,328
(Reversal) Allowance for bad debts	(103,137)	2,942
Changes in operating assets and liabilities:
Deferred tax	6,094	(35,677)
Accounts receivables	6,051,952	(1,924,269)
Prepayments, other receivables and other assets	241,868	(406,350)
Inventory	3,162,255	(168,850)
Prepaid tax	-	429,057
Right-of-use assets	398,261	374,919
Lease obligation	(351,329)	(228,896)
Accounts payable	(1,036,468)	1,016,448
Other payables and accruals	(246,357)	(798,779)
Related party balances	(367,464)	(278,051)
Tax Payable	210,526	-
Net Cash from Operating Activities	9,837,137	947,010

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(170,037)	(136,384)
Proceeds from sale of property, plant and equipment	552	-
Purchase of intangible assets	-	(6,829)
Repayments from related parties	-	331,102
Net Cash (Used in) from Investing Activities	(169,485)	187,889

Cash Flows from Financing Activities:
Repayment of bank borrowings	(11,733,414)	(7,139,958)
Proceeds from bank borrowings	9,381,680	7,735,079
Repayments to related parties	-	(515,893)
Net Cash (Used in) from Financing Activities	(2,351,734)	79,228

Net Increase in Cash and Cash Equivalents	7,315,918	1,214,127

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(442,375)	125,563

Cash, Cash Equivalents and Restricted Cash – Beginning of Period	19,447,451	21,270,077

Cash, Cash Equivalents and Restricted Cash – End of Period	26,320,994	22,609,767

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	(282,979)	(191,171)
Cash paid for income taxes	(86,736)	(27,996)